MEMORANDUM

June 26, 2009

To:	Catherine Brown Ellie Bavaria U.S. Securities and Exchange Commission

cc:	David Cosper Stephen Coss Sonic Automotive, Inc. Thomas O’Donnell Melinda Blundell Moore & Van Allen PLLC
From:	Fried, Frank, Harris, Shriver & Jacobson LLP

Re:	Sonic Automotive, Inc. (the “Company”)

We are submitting this memorandum as a follow-up to our call on Thursday, June 11, 2009 and the memorandum we submitted on June 10, 2009 regarding the negotiated exchange (the “Exchange Transaction”) of certain of the Company’s previously outstanding 5.25% Convertible Senior Subordinated Notes due May 7, 2009 (the “5.25% Notes”) for 6.00% Senior Secured Convertible Notes due May 15, 2012 (the “6.00% Notes”) and, with some holders of the 5.25% Notes, a combination of 6.00% Notes and shares of the Company’s Class A Common Stock. You requested on our call the following additional information:

•	Further details on the negotiation process with the 5.25% Noteholders;

•	The names of 5.25% Noteholders who received offers to exchange their 5.25% Notes;

•	The total number of 5.25% Noteholders on May 7, 2009 (the maturity date of the 5.25% Notes and the date the Exchange Transaction was consummated);

•	Further detail regarding the consideration for the 5.25% Notes in the Exchange Transaction;

•	The amount of cash paid at maturity to 5.25% Noteholders that did not participate in the Exchange Transaction and the names of those holders; and

•	Whether any of the participants in the Exchange Transaction were affiliates of the Company.

We respectfully submit the following information in response to your follow-up request.

Fried, Frank, Harris, Shriver & Jacobson LLP

A Delaware Limited Liability Partnership

New York  •  Washington  •  London  •  Paris  •  Frankfurt  •  Hong Kong  •   Shanghai

The Negotiation Process

The Company and its advisor for the Exchange Transaction, Moelis & Company, initially approached three holders individually (who, in the aggregate, held approximately 83% of the aggregate outstanding principal amount of 5.25% Notes) regarding a possible transaction involving the 5.25% Notes in early March 2009. Two of the three holders, Nicholas Applegate Capital Management (“Nicholas Applegate”) and Pioneer Investments (“Pioneer”), who together held approximately 73% of the aggregate outstanding principal amount of the 5.25% Notes, indicated a willingness to negotiate a possible transaction and retained experienced, nationally recognized outside counsel (Paul, Weiss, Rifkind, Wharton & Garrison LLP) to assist them in that process. The third holder, Post Advisory Group, chose not to participate in the negotiations initially, but rather to review any terms negotiated by the two largest holders and Paul Weiss with the Company and then determine whether the terms were acceptable and what other terms it would want.

Discussions continued through March and the parties began circulating proposed terms for a transaction in the later half of March. There were multiple calls among the parties and many more e-mails circulated with each passing week regarding various proposals. Central to the discussions was the desire of the 5.25% Noteholders to be repaid in cash as soon as possible. The 5.25% Noteholders negotiated terms that incentivized or required the Company to pay them in cash prior to a maturity date of the proposed new notes to be issued in exchange for the 5.25% Notes (such new notes ultimately were, when issued, the 6.00% Notes). These features included a sinking fund through which a portion of the Company’s proceeds from asset sales would be required to be used to repay the holders of the 6.00% Notes. The terms of the sinking fund, including the percentage of the proceeds to be applied to the sinking fund, caps on the size of the sinking fund and sharing arrangements with the Company’s bank lenders, were heavily negotiated from the beginning of the discussions, went through multiple iterations and were not finalized until the Subscription Agreement was signed on May 4, 2009.

The parties coalesced around general principles of certain terms in mid-April (although many terms still needed to be worked out), at which point the Company and Moelis reached out to certain other holders, including Post Advisory Group. As with Nicolas Applegate and Pioneer, the Company and Moelis first entered into a written confidentiality agreement with each of the other holders before discussing possible terms of a transaction. Prior to a particular holder signing a confidentiality agreement, no offer was made to such holder and the potential terms of any transaction were not discussed with such holder. A total of eleven holders of the 5.25% Notes signed confidentiality agreements with the Company between March 4, 2009 and April 29, 2009, and thus eleven holders received offers to negotiate the terms of the Exchange Transaction.

By the end of April, the Company, Moelis, Fried Frank, Paul Weiss and the 5.25% Noteholders were negotiating specific terms in a Description of Notes and the terms of the Exchange Transaction in a Subscription Agreement. The final terms of the 6.00% Notes, including the use of asset sale proceeds, conversion price, redemption and repurchase provisions, mechanics and timing, covenants, security provisions and intercreditor arrangements continued to be heavily negotiated among the parties until the Subscription Agreement was executed on the night of May 4, 2009. As a result of this process, of the eleven holders who signed confidentiality agreements and received offers from the Company, seven holders entered into the Subscription Agreement (including certain holders on behalf of multiple funds).

Further details on the negotiation process with the 5.25% Noteholders are provided on Annex A. Please note that Annex A is an indicative timeline of telephonic and electronic correspondence between the Company and its advisors and the 5.25% Noteholders and their respective advisors. Since the timeline was not created contemporaneously with the occurrence of the events, the information provided on Annex A is not exhaustive and there were additional contacts between the Company and its advisors and the 5.25% Noteholders and their respective advisors that are not reflected on Annex A. As noted previously, Paul Weiss advised the 5.25% Noteholders and, as a result, presumably had additional discussions with the 5.25% Noteholders regarding the terms of the Exchange Transaction as well as distributed drafts of the documents to the 5.25% Noteholders. Such discussions and distributions are not reflected in the timeline. It also does not reflect the multilateral nature of the negotiations, among the Company, the 5.25% Noteholders, the Company’s lenders under its bank credit facility (led by Bank of America, as administrative agent, and McGuireWoods as its counsel) and the trustee and its counsel; instead, the timeline only reflects recorded interactions between the Company and its advisors and the 5.25% Noteholders and their respective advisors, as requested.

The 5.25% Noteholders

The following are the names and holdings of the 5.25% Noteholders that were identified by the Company’s financial advisor (Moelis & Company) and a bondholder identification firm (Ipreo Holdings LLC) during the process leading up to the Exchange Transaction. The list below also indicates which holders received an offer to negotiate with the Company to exchange their 5.25% Notes and which holders ultimately participated in the Exchange Transaction.

Holder	5.25% Notes Held	Percentage of Class	Received Offer?	Exchanged 5.25% Notes?
Nicholas Applegate (for 3 sub-funds)	$51,593,000	49.0%	Yes	Yes
Pioneer Investments (for 6 sub-funds)	24,706,000	23.5%	Yes	Yes
Post Advisory Group (for 12 sub-funds)	11,500,000	10.9%	Yes	11 of 12 sub-funds
Deutsche Bank	4,252,000	4.0%	Yes	No
Corbyn Investment Management	3,500,000	3.3%	No	No
Jeff and Lisa Rachor	2,000,000	1.9%	Yes	Partial
Castle Creek Partners	1,940,000	1.8%	No	No
Falcon Point Capital	1,000,000	1.0%	Yes	Yes

Holder	5.25% Notes Held	Percentage of Class	Received Offer?	Exchanged 5.25% Notes?
Silverback Asset Management	1,000,000	1.0%	No	No
Schneider Capital	950,000	0.9%	Yes	No
Transtar Software LLC (TS Partners)	600,000	0.6%	Yes	No
Strider Group / Narsil Investments	500,000	0.5%	Yes	Yes
United Funeral Life Insurance	300,000	0.3%	Yes	Yes
McMahan Securities	100,000	0.1%	Yes	No
Other Holders (held through approx. 25 DTC participants)	1,309,000	1.2%	No	No

Total	$105,250,000

As indicated above, the total number of 5.25% Noteholders on May 7, 2009 (the maturity date of the 5.25% Notes and the date the Exchange Transaction was consummated) is not known because neither the Company nor its advisors were able to identify the holders of $1,309,000 aggregate principal amount of the 5.25% Notes. However, the Depository Trust Company (through which the 5.25% Notes were held in book entry form) was able to advise the trustee of the 5.25% Notes (U.S. Bank) that on May 7, 2009 the Company’s maturity payment of $15,676,000 was paid to the accounts of 28 DTC participants, which is likely a minimum number of holders since the DTC participants may have held for multiple beneficial holders, as indicated in the below chart:

DTC Participant Number (provided to Trustee by DTC)	Amount (provided to Trustee by DTC)	Unidentified Amount	Comments
15 – Morgan Stanley DW Inc.	$471,000	$471,000
573 – Deutsche Bank Securities, Inc.	4,352,000	100,000	$4,252,000 held by Deutsche Bank
2147 – BNP Paribas, New York Branch/BNP Paribas Prime Brokerage Custodian	1,940,000	1,940,000
2803 – U.S. Bank N.A.	2,251,000	2,251,000
443 – Pershing LLC	122,000	122,000
10 – Brown Brothers Harriman & Co.	825,000	500,000	$325,000 held by Post Advisory Group
50 – Morgan Stanley & Co. Incorporated	60,000	60,000
997 – State Street Bank and Trust Co.	144,000	144,000
57 – Edward D. Jones & Co.	4,000	4,000
226 – National Financial Services LLC	1,832,000	132,000	$1,700,000 held by the Rachors
2616 – National City Bank	129,000	129,000
2669 – Northern Trust Company, The	644,000	644,000
19 – Jefferies & Company, Inc.	5,000	5,000
2319 – SSB-Trust Custody	854,000	854,000
279 – Southwest Securities, Inc.	160,000	160,000

DTC Participant Number (provided to Trustee by DTC)	Amount (provided to Trustee by DTC)	Unidentified Amount	Comments
705 – Scottrade, Inc.	20,000	20,000
75 – LPL Financial Corporation	155,000	155,000
725 – Raymond, James & Associates, Inc.	2,000	2,000
385 – E*Trade Clearing LLC	114,000	114,000
5198 – [Participant information not available]	434,000	434,000
418 – Citigroup Global Markets Inc.	22,000	22,000
188 – TD Ameritrade Clearing, Inc.	20,000	20,000
141 – First Clearing, LLC	159,000	159,000
221 – UBS Financial Services LLC	56,000	56,000
902 – JPMorgan Chase Bank, National Association	120,000	120,000
164 – Charles Schwab & Co., Inc.	181,000	181,000
352 – J.P. Morgan Clearing Corp.	600,000	600,000

Total	$15,676,000	$9,399,000

Of the $15,676,000 aggregate principal amount of 5.25% Notes paid at maturity, holders of $14,367,000 aggregate principal amount of 5.25% Notes were identified to be held by nine holders (see below under “Maturity Payment”). Of the $14,367,000, we know, either directly from the holder (in the case of Post Advisory Group and the Rachors) or from the holder list compiled by Moelis and Ipreo (in the case of Deutsche Bank), through the specified DTC participant that those three holders held $6,277,000 aggregate principal amount of 5.25% Notes (indicated in the above chart in the “comments” column). It is not possible to determine which of the remaining identified holders held through which DTC participant or how many beneficial holders held through each DTC participant for the remaining $9,399,000 aggregate principal amount of 5.25% Notes paid at maturity. However, since it is likely that the remaining five identified holders (Corbyn Investment Management, Silverback Asset Management, Schneider Capital, Transtar Software LLC and McMahan Securities) held their $6,150,000 aggregate principal amount of 5.25% Notes in a concentrated number of accounts, it can be assumed that the $1,309,000 held by unidentified holders were held by at least approximately 25 DTC participants, and may have been held by many more beneficial holders in “street name.”

The Consideration in the Exchange Transaction

The consideration given to the 5.25% Noteholders in the Exchange Transaction was heavily negotiated. As we indicated in our memorandum submitted on June 10, 2009, the terms of the 6.00% Notes were the result of extensive private negotiations among the Company, the holders and their advisors, and the terms were not finalized until the Subscription Agreement was executed a few days before the Exchange Transaction was consummated. In addition to the 6.00% Notes, the 5.25% Noteholders sought and the Company agreed to pay a portion of their consideration in shares of the Company’s Class A Common Stock. The value of the Class A Common Stock was determined based on the average closing sale price per share of the Class A Common Stock on the

New York Stock Exchange for the five consecutive trading days prior to the execution of the Subscription Agreement. As a result, all participating holders had a choice, at the election of the particular holder, to receive 6.00% Notes or 6.00% Notes and shares of Class A Common Stock in exchange for their 5.25% Notes.

As a result of extensive negotiation over many weeks through written and oral discussions, the final method for determining the aggregate principal amount of 6.00% Notes, the shares of Class A Common Stock (if any) and cash (if any) to be received in exchange for 5.25% Notes was calculated as follows. Each participating holder would receive:

(i) an amount in cash equal to the aggregate principal amount of 5.25% Notes delivered to the Company by such holder multiplied by the quotient of:

•	$15,000,000 minus the aggregate principal amount of the 5.25% Notes that would not be exchanged in the Exchange Transaction divided by

•	the aggregate principal amount of the 5.25% Notes that would be delivered to the Company by the holders;

plus (ii) at the election of the holder, either

(a) a principal amount of 6.00% Notes equal to the aggregate principal amount of 5.25% Notes to be delivered to the Company by such holder minus the amount of cash to be paid to such holder as specified in clause (i) above, or

(b) (I) the number of whole shares of Class A Common Stock of the Company equal to 1,000,000 shares of Class A Common Stock of the Company multiplied by the quotient of (A) the aggregate principal amount of 5.25% Notes to be delivered to the Company by such holder divided by (B) the aggregate principal amount of the 5.25% Notes participating in the Exchange Transaction pursuant to this clause (ii)(b), rounded down to the nearest whole share, plus (II) a principal amount of 6.00% Notes equal to the aggregate principal amount of 5.25% Notes to be delivered to the Company by such holder minus the amount of cash to be paid to such holder as specified in clause (i) minus the product of (x) the number of shares of Class A Common Stock of the Company to be received by the holder as specified in sub-clause (ii)(b)(I) above and (y) the average closing sale price per share of the Company’s Class A Common Stock on the New York Stock Exchange for the five consecutive trading days ended and including May 1, 2009.

Pursuant to this calculation method and the selections of the holder, the Company issued $85,627,000 aggregate principal amount of 6.00% Notes and 860,723 shares of Class A Common Stock for $89,574,000 aggregate principal amount of 5.25% Notes in the Exchange Transaction. There was no cash available to be used as consideration in the Exchange Transaction pursuant to clause (i) above because the entire $15 million amount of cash was used to pay non-participating holders at maturity. A breakdown of the consideration issued in the Exchange Transaction to each holder is as follows:

Holder	5.25% Notes Exchanged	Number of Shares Received	6.00% Notes Received
Nicholas Applegate (for 3 sub-funds)	$51,593,000	575,980	$48,951,000
Pioneer Investments (for 6 sub-funds)	24,706,000	275,813	23,442,000
Post Advisory Group (for 11 sub-funds)	11,175,000	N/A	11,175,000
Jeff and Lisa Rachor	300,000	N/A	300,000
Falcon Point Capital	1,000,000	N/A	1,000,000
Strider Group / Narsil Investments	500,000	5,581	474,000
United Funeral Life Insurance	300,000	3,349	285,000

Total	$89,574,000	860,723	$85,627,000

As noted above, the value of the shares of Class A Common Stock was agreed by the parties to be $4.586, which was the 5-day average closing price on the New York Stock Exchange ending and including Friday, May 1, 2009. As a result, the total consideration for the 5.25% Notes in the Exchange Transaction was $89,574,276. The additional $276 is due to rounding to avoid issuing fractional shares and to permit the 6.00% Notes to be issued in $1,000 increments.

While the aggregate principal amount of the consideration that participating holders received on May 7 was intended to be the principal amount of 5.25% Notes, the Company has been advised by its financial advisor in the Exchange Transaction (Moelis & Company) that they have been advised by the holders of the 5.25% Notes who participated in the Exchange Transaction that such holders actually value the 6.00% Notes at a discount to the cash they would have received if they did not participate in the Exchange Transaction. In addition, Standard & Poor’s, one of the nationally recognized statistical rating agencies that provides a credit rating for the Company, valued the consideration in the Exchange Transaction below par, explaining:

“Under our criteria, we view an exchange offer at a discount to par by a company under substantial financial pressure as a distressed debt exchange and tantamount to a default,” said Standard & Poor’s credit analyst Nancy Messer. “Only about 15% of the debtholders received full par value at maturity, while the remaining debtholders received mostly new debt securities that we believe will trade well below par in the market,” she continued.1

Since the Company still needs to refinance certain other indebtedness with near term maturities (including $70.8 million under the Company’s revolving credit sub-facility that matures in February 2010, $160.0 million in principal outstanding related to the Company’s 4.25% convertible senior subordinated notes redeemable at the holder’s option on November 30, 2010 and $275.0 million in principal outstanding related to the

[1]	“SAH US: Sonic Automotive Inc. Credit Rating Cut To ‘SD’ On Completion of Distressed Debt Exchange,” Mc-Graw-Hill Companies, May 8, 2009.

Company’s 8.625% senior subordinated notes due August 2013), payment on the 6.00% Notes remains uncertain, which is consistent with the Company’s credit rating and, in part, explains why S&P believes the 6.00% Notes would trade “well below par in the market” and why the 6.00% Notes are valued at a discount to the cash that holders would have received if they did not participate in the Exchange Transaction.

Further, the Company understands from Moelis that the holders of the 6.00% Notes do not ascribe much value to the conversion option even though the strike price was significantly reduced from the 5.25% Notes to the 6.00% Notes (and is proposed to be $4 per share upon the vote of the Company’s stockholders) because such conversion option is not exercisable until August 2011 at the earliest, and the Company has a right to repurchase the 6.00% Notes at par on or before April 30, 2010 and thereafter at a premium to par (106% from May 1, 2010 to April 30, 2011 and 112% thereafter). A typical registered convertible bond does not have a repurchase feature at the option of the Company because it would significantly minimize the value of the conversion right to holders.

Upon the vote of the Company’s stockholders, the conversion price may be less than the trading price of the Company’s Class A Common Stock; however, when the conversion price was negotiated during mid-March to mid-April, the high and the low trading prices of the Company’s Class A Common Stock was $3.06 (on April 16, which was also the date the $4.00 conversion price was agreed to by the Company on a conference call with Nicholas Applegate, Pioneer, Paul Weiss, Moelis and Fried Frank (see Annex A)) and $0.95 (on March 6, which was also the date of the first distribution of preliminary terms), respectively. Consequently, assuming the conversion price was $4.00, it represented a premium of approximately 30% over the market price on the date the terms of the conversion price were agreed to.

Notwithstanding the stock price during the negotiations, the 5.25% Noteholders explained throughout the negotiations that they viewed the conversion price as a motivator for the Company to repurchase the 6.00% Notes in cash before the 6.00% Notes became convertible since the Company would rather pay cash than allow the dilution to the Class A Common Stock that would occur upon conversion if the conversion price was less than the stock price at that time (and the 6.00% Notes were “in the money”). If the 6.00% Notes were “in the money,” it would be expected that the Company would repurchase the 6.00% Notes and thereby prevent conversion. As a result, there is little value ascribed to the conversion feature and the value of the 6.00% Notes is effectively capped at par through April 30, 2010.

Additionally, the Company has been advised by Moelis that the cash coupon of the 6.00% Notes was perceived by holders to be below the range for interest rates of comparable non-convertible instruments in the market. Based on data provided by Standard and Poor’s Leveraged Commentary and Data, second lien discounted yields at the time of the Exchange Transaction were approximately LIBOR+50% (e.g., if LIBOR was 4%, the effective yield would be 54%), which incorporates trading prices at the time to determine the effective yield. While this benchmark does not necessarily imply the rate of a new second lien issuance, it is one data point. Also, notably, the

Company’s 8.625% senior subordinated notes (which rank behind the 6.00% Notes) were yielding over 30% as of May 4, 2009.

Maturity Payment

The Company paid $15,676,000 in cash at maturity to 5.25% Noteholders that did not participate in the Exchange Transaction. Below is a breakdown of the maturity payment and the names of those holders that received a maturity payment:

Holder	5.25% Notes Held at Maturity	Cash Payment at Maturity
Post Advisory Group (one sub-fund)	$325,000	$325,000
Deutsche Bank	4,252,000	4,252,000
Corbyn Investment Management	3,500,000	3,500,000
Jeff and Lisa Rachor	1,700,000	1,700,000
Castle Creek Partners	1,940,000	1,940,000
Silverback Asset Management	1,000,000	1,000,000
Schneider Capital	950,000	950,000
Transtar Software LLC (TS Partners)	600,000	600,000
McMahan Securities	100,000	100,000
Other Holders (held through approx. 25 DTC participants)	1,309,000	1,309,000

Total	$15,676,000	$15,676,000

Affiliate Status

The Company represents that none of the 5.25% Noteholders that participated in the Exchange Transaction were “affiliates” of the Company, as that term is defined in Rule 405 under the Securities Act of 1933, as amended.

Annex A

Date	Activity
Wednesday February 18, 2009	3:46 PM ET: E-mail from Holder C to a representative of Moelis confirming Holder C’s ownership of 5.25% Notes.

Tuesday March 3, 2009	9:09 AM ET: Moelis circulated confidentiality agreement to a representative of Holder A. 1:05 PM ET: Holder A circulated comments on confidentiality agreement to representatives of Moelis.

Wednesday, March 4, 2009

Delivery of executed confidentiality agreement from Holder A.

5:07 PM ET: Holder B circulated comments to draft confidentiality agreement to representatives of Fried Frank.

5:46 PM ET: Fried Frank circulated a revised confidentiality agreement to a representative of Holder B addressing Holder B’s comments.

Friday March 6, 2009

5:18 PM ET: Moelis, on behalf of the Company, presented preliminary terms to representatives of Holder A.

5:45 PM ET: Discussion between representatives of Moelis and Holder A regarding preliminary terms.

Monday, March 9, 2009	Delivery of executed confidentiality agreement from Holder B.

Tuesday, March 10, 2009	Conversation between representatives of Moelis and Holder B.

Friday, March 13, 2009

12:15 PM ET: Moelis, on behalf of the Company, circulated preliminary terms to representatives of Paul Weiss.

5:30 PM ET: Conference call among representatives of Moelis, Paul Weiss and Fried Frank to discuss process.

Monday, March 16, 2009

Discussion among representatives of Paul Weiss, Holder B and Moelis regarding diligence.

5:42 PM ET: E-mails from Paul Weiss, on behalf of Holder B, seeking draft financial statements pursuant to the confidentiality agreement.

6:09 PM ET: Moelis sent draft financial statements to Paul Weiss.

Tuesday March 17, 2009

Discussion between representatives of Paul Weiss and Moelis regarding diligence for Holder A.

10:05 AM ET: Moelis circulated draft financial statements with footnote disclosure to representatives of Paul Weiss.

Wednesday, March 18, 2009	Letter agreement signed between Sonic and Paul Weiss regarding Paul Weiss’s representation of the 5.25% Noteholders.

Date	Activity
2:30 PM ET: Conference call between representatives of Moelis and Paul Weiss.

Monday, March 23, 2009	1:15 PM ET: Conference call among representatives of Holder B, Moelis, Paul Weiss, Fried Frank to discuss preliminary steps among other things.

Tuesday, March 24, 2009	9:29 AM ET: E-mail from Paul Weiss to representatives of Moelis regarding diligence materials.

Wednesday, March 25, 2009	1:13 PM ET: Moelis circulated diligence material to representatives of Paul Weiss.

Thursday, March 26, 2009	2:30 PM ET: Conference call between representatives of Paul Weiss and Fried Frank to discuss preliminary steps and diligence materials among other things.

Monday, March 30, 2009	9:00 AM ET: Conference call between representatives of Paul Weiss and Moelis.

Tuesday, March 31, 2009

9:53 AM ET: Fried Frank circulated requested diligence materials to representatives of Paul Weiss, including financial projections.

3:25 PM ET: Paul Weiss circulated revised terms to representatives of Sonic, Moelis, Fried Frank and their clients. Paul Weiss, on behalf of their clients, sought to remove an exchange consideration term, alter the ranking of the new notes, adjust the conversion rights, modify the sinking fund terms, and revise other terms.

Friday, April 3, 2009	Discussion between representatives of Moelis and Paul Weiss regarding preliminary terms.

Monday, April 6, 2009

Discussion between representatives of Moelis and Holder A concerning the potential inclusion of a put right in 2010.

8:32 PM ET: Moelis circulated revised terms to representatives of Holder A, Holder B, Paul Weiss, Sonic, Fried Frank. The draft adjusted the levels of consideration, changed the maturity date, added a put right, changed the coupon, adjusted the ranking, modified the conversion rights and sinking fund terms, and removed a condition precedent.

Tuesday, April 7, 2009	4:00 PM ET: Conference call among representatives of Sonic, Moelis, Fried Frank, Holder A, Holder B, Paul Weiss discussing preliminary terms and status of discussions with Sonic’s bank lenders among other things.

Wednesday, April 8, 2009

Discussion between representatives of Moelis and Paul Weiss regarding preliminary terms among other things.

Discussion between representatives of Fried Frank and Paul Weiss regarding preliminary terms among other things.

Thursday, April 9, 2009	5:00 PM ET: Paul Weiss circulated revised terms to representatives of Sonic, Moelis, Fried Frank and their clients. Paul Weiss, on behalf of their clients, sought to modify the consideration, change the put right date, adjust the ranking, add conditions precedent, adjust conversion right

Date	Activity

period, change sinking fund payment, add covenant language, change callable period to fixed term and adjust coupon.

Conversation between representatives of Moelis and Paul Weiss about the latest proposed terms.

Friday, April 10, 2009	9:31 AM ET: Conversation between representatives of Moelis and Paul Weiss regarding proposed terms.

Monday, April 13, 2009

1:47 PM ET: E-mail from Holder A to representative of Moelis regarding other 5.25% Noteholders.

3:00 PM ET: Fried Frank circulated revised terms to representatives of Holder A, Holder B, Paul Weiss, Sonic, Moelis. Fried Frank, on behalf of Sonic, sought to modify the conversion rights to a formula instead of a set numerical value and add a new mechanism to the sinking fund for asset sale proceeds.

Tuesday, April 14, 2009	10:52 AM ET: Paul Weiss circulated comments on the revised terms to representatives of Sonic, Moelis, Fried Frank and their clients. Paul Weiss, on behalf of their clients, sought to add a provision to conditions to new notes, revise the conversion right mechanism and remove the sinking fund mechanism in favor of a new formula to be determined.

Wednesday, April 15, 2009

11:45 AM ET: Conference call among representatives of Sonic, Fried Frank, Paul Weiss to discuss the proposed terms.

5:00 PM ET: Conference call among representatives of Sonic, Moelis, Fried Frank, Holder A, Holder B, Paul Weiss to discuss the proposed terms.

Thursday, April 16, 2009

2:20 PM ET: Fried Frank circulated revised terms to representatives of Holder A, Holder B, Paul Weiss, Sonic, Moelis. Fried Frank, on behalf of Sonic, sought to add a sinking fund mechanism and add a callable term for the second year after issuance.

3:00 PM ET: Call to discuss draft terms among representatives of Sonic, Moelis, Fried Frank, Holder A, Holder B, Paul Weiss.

4:21 PM ET: Moelis circulated a list of identified 5.25% Noteholders to Holder B, Paul Weiss, Sonic and Fried Frank.

4:38 PM ET: E-mail from Holder A to representatives of Moelis regarding another 5.25% Noteholder, Holder D.

6:18 PM ET: Fried Frank circulated revised terms to representatives of Holder A, Holder B, Paul Weiss, Sonic, Moelis. Fried Frank, on behalf of Sonic, sought to reflect the agreed upon exchange formula.

10:06 PM ET: Moelis circulated confidentiality agreement to

Date	Activity
representatives of Holder D.

Friday, April 17, 2009

9:08 AM ET: Holder D circulated its standard confidentiality agreement to representatives of Moelis.

11:01 AM ET: E-mail from Holder B to Sonic, Moelis, Fried Frank, Paul Weiss, Holder A, expressing support of the proposed terms subject to negotiation of documentation.

11:06 AM ET: E-mail from Holder A to representatives of Sonic, Moelis, Fried Frank, Paul Weiss, Holder B, expressing support of the proposed terms subject to negotiation of documentation.

12:07 PM ET: Moelis circulated confidentiality agreement to representatives of Holder C.

1:44 PM ET: Holder C sent comments on draft confidentiality agreement to representatives of Moelis.

5:48 PM ET: Paul Weiss circulated comments on revised terms to representatives of Sonic, Moelis, Fried Frank. Paul Weiss, on behalf of their clients, sought to clarify the anti-dilution provision, ranking, condition precedent.

Saturday, April 18, 2009

9:00 AM ET: Conference call among representatives of Sonic, Moelis, Fried Frank, Paul Weiss regarding proposed terms.

12:15 PM ET: Fried Frank circulated first draft of the Description of Notes and Subscription Agreement to representatives of Paul Weiss, Sonic, Moelis.

5:58 PM ET: Fried Frank circulated first draft of Registration Rights Agreement.

Sunday, April 19, 2009	3:43 PM ET: E-mail from Moelis to representatives of Holder D regarding the confidentiality agreement. 4:38 PM ET: Moelis sent revised draft confidentiality agreement to representatives of Holder C.

Monday, April 20, 2009

Delivery of executed confidentiality agreement from Holder D.

2:30 PM ET: Discussion between representatives of Fried Frank and Paul Weiss.

3:55 PM ET: Fried Frank circulated revised terms to representatives of Paul Weiss, Sonic, Moelis. Fried Frank, on behalf of Sonic, sought to reflect agreed upon terms for exchange formula and clarify ranking of the second lien.

Date	Activity

5:32 PM ET: Paul Weiss circulated revised terms to representatives of Sonic, Moelis, Fried Frank and their clients. Paul Weiss, on behalf of their clients, sought to change the condition precedent to the exchange and add documentation terms reflecting confidential and to confirm the preliminary nature of the document as a non-binding agreement.

Discussion between representatives of Fried Frank and Paul Weiss regarding proposed terms.

Tuesday, April 21, 2009

Discussions between representatives of Fried Frank and Holder C regarding confidentiality agreement.

10:06 AM ET: Moelis informed representatives of Holder B and Paul Weiss that Holder D is considering possible deal terms.

10:47 AM ET: Moelis circulated revised confidentiality agreement to representatives of Holder E.

10:55 AM ET: E-mail from Moelis to representatives of Paul Weiss and Holder B regarding the process to have Holder E and Holder C sign confidentiality agreements, and informing them that Holder N had just sold their 5.25% Notes.

3:45 PM ET: Fried Frank circulated revised terms to representatives of Paul Weiss, Sonic, Moelis. Fried Frank, on behalf of Sonic, sought to modify certain covenants.

3:46 PM ET: Fried Frank circulated draft language for the anti-dilution provisions of the conversion feature in the Description of Notes to representatives of Paul Weiss, Sonic, Moelis.

6:25 PM ET: Discussion among representatives of Holder D and Moelis regarding conversion terms, call price, possible warrant issuance.

7:43 PM ET: Paul Weiss circulated draft language for Description of Notes to representatives of Fried Frank.

Wednesday, April 22, 2009

Delivery of executed confidentiality agreement from Holder M.

9:30 AM ET: Discussion among representatives of Moelis, Fried Frank and Paul Weiss regarding draft language for Description of Notes.

11:51 AM ET: Moelis circulated revised confidentiality agreement to Holder I.

1:37 PM ET: Moelis circulated confidentiality agreement to

Date	Activity
representatives of Holder G.

2:09 PM ET: Moelis circulated revised confidentiality agreement to Holder J.

2:37 PM ET: Holder G returned signed confidentiality agreement to representatives of Moelis.

3:32 PM ET: Fried Frank circulated revised terms and draft language for Description of Notes to representatives of Paul Weiss, Sonic, Moelis.

3:47 PM ET: Moelis emailed representatives of Paul Weiss and Holder B to inform them that Holder M owned $100,000 of 5.25% Notes and was generally in favor of the draft terms.

5:55 PM ET: Fried Frank circulated draft language for the anti-dilution provisions in the conversion feature to representatives of Paul Weiss.

6:17 PM ET: Holder L delivered executed confidentiality agreement to representatives of Moelis.

6:49 PM ET: Paul Weiss circulated revised terms to representatives of Fried Frank. Paul Weiss sought to clarify the put right in connection with a possible maturity extension.

7:43 PM ET: Moelis circulated revised terms to representatives of Holder G.

8:04 PM ET: E-mail from Moelis to representatives of Holder J regarding process.

8:46 PM ET: Fried Frank circulated revised confidentiality agreement to Holder C.

Thursday, April 23, 2009

Delivery of executed confidentiality agreement from Holder C.

Discussion between representatives of Moelis and Holder C regarding outlines of a potential transaction.

Discussion between representatives of Paul Weiss and Fried Frank regarding the maturity extension effect on the put right.

11:12 AM ET: Fried Frank circulated revised terms to representatives of Paul Weiss, Sonic, Moelis.

11:39 AM ET: Moelis circulated revised terms to representatives of

Date	Activity

Holder L to discuss.

12:13 PM ET: Moelis circulated revised terms to representatives of Holder C to discuss.

12:30 PM ET: Conference call between representatives of Moelis and Holder C.

1:53 PM ET: E-mail from Moelis to representatives of Holder A, Holder B, Paul Weiss stating that Holder C was generally in favor of a transaction.

2:01 PM ET: Paul Weiss circulated revised terms to representatives of Fried Frank.

3:45 PM ET: Holder J delivered executed confidentiality agreement to representatives of Moelis.

4:00 PM ET: Conference call between representatives of Moelis and Holder L regarding proposed terms among other things.

4:31 PM ET: E-mail from Moelis to representatives of Holder A, Holder B, Paul Weiss stating that Holder L was generally in favor of a transaction and held $300,000 of 5.25% Notes.

5:30 PM ET: Conference call between representatives of Moelis and Holder G regarding proposed terms among other things.

6:24 PM ET: E-mail from Moelis to representatives of Holder A, Holder B, Paul Weiss stating that Holder G was generally in favor of a transaction and held $1,000,000 of 5.25% Notes.

7:29 PM ET: E-mail from Holder A to representatives of Moelis clarifying sinking fund provisions for asset sale proceeds and call protection.

7:47 PM ET: E-mail from Moelis to representatives of Holder A regarding sinking fund availability for Holder D, confirming list of 5.25% Noteholders that had voiced support for a transaction.

8:29 PM ET: Fried Frank circulated a steps memorandum to representatives of Sonic and Paul Weiss.

Friday, April 24, 2009	12:01 PM ET Fried Frank circulated a draft Intercreditor Agreement from McGuireWoods (counsel to Bank of America, as administrative agent under the Company’s credit facility).

Date	Activity

1:00 PM ET: Conference call among representatives of Fried Frank, Holder M, Paul Weiss, Sonic regarding process and timeline for a transaction among other things.

1:17 PM ET: Moelis circulated revised terms to representatives of Holder D.

1:30 PM ET: E-mail from Moelis to representatives of Paul Weiss providing contact information for Holder C, Holder G, Holder L and Holder M.

1:30 PM ET: Conference call between representatives of Moelis and Holder D.

2:30 PM ET: Moelis circulated revised terms to representatives of Holder J.

2:52 PM ET: E-mail from Holder D to representatives of Moelis providing contact information for Holder H.

2:59 PM ET: E-mail from Holder E to representatives of Moelis stating that they are not interested in a transaction.

3:00 PM ET: Conference call between representatives of Moelis and Holder K to discuss proposed terms.

3:03 PM ET: Moelis circulated confidentiality agreement to representatives of Holder K.

3:45 PM ET: Holder K delivered executed confidentiality agreement to representatives of Moelis.

4:00 PM ET: Holder I delivered executed confidentiality agreement to representatives of Moelis.

4:00 PM ET: Conference call between representatives of Paul Weiss and Holder M.

4:12 PM ET: Moelis circulated revised terms to representatives of Holder I.

5:35 PM ET: E-mail from Moelis to representatives of Holder K providing contact information for Holder A and Holder B.

Date	Activity

5:35 PM ET: E-mail from Moelis to representatives of Holder A and Holder B stating that Holder K holds $500,000 5.25% Notes and is considering the terms of a possible transaction.

5:38 PM ET: Fried Frank circulated first drafts of the security agreement, securities pledge agreement, and security agreement (escrowed equity) to representatives of Sonic and Paul Weiss.

5:38 PM ET: Moelis circulated spreadsheet to representatives of Holder A and Holder B regarding 5.25% Noteholders.

6:33 PM ET: E-mail from Holder A to representatives of Moelis and Holder B stating that Sonic may need to add additional consideration based on statements by Holder D and other 5.25% Noteholders.

6:48 PM ET: E-mail from Moelis to representatives of Holder A and Holder B regarding Holder A’s proposal to add additional consideration.

Sunday, April 26, 2009	10:50 PM ET: E-mail from Paul Weiss to representatives of Fried Frank, Sonic, Moelis, stating that Paul Weiss will talk to clients about conditions precedent in the subscription agreement.

Monday, April 27, 2009

9:30 AM ET: Conference call between representatives of Moelis and Holder A regarding status of the proposed transaction among other things.

10:02 AM ET: E-mail from Holder C to representatives of Moelis confirming ownership of approximately $11.5 million of 5.25% Notes.

10:09 AM ET: E-mail from Holder C to representatives of Moelis confirming ownership of exactly $11.5 million of 5.25% Notes.

10:36 AM ET: E-mail from Holder J to representatives of Moelis indicating that Holder J is not interested in a transaction.

10:45 AM ET: Conference call between representatives of Holder J and Moelis regarding proposed terms among other things.

Tuesday, April 28, 2009	12:07 AM ET: Paul Weiss circulated mark-ups of the Description of Notes, Subscription Agreement, Registration Rights Agreement to representatives of Sonic, Moelis, Fried Frank and their clients. In the subscription agreement, Paul Weiss, on behalf of their clients, added language that the closing would take place no later than May 7, 2009, providing for a minimum participation threshold, adding materiality language, representations and conditions. In the registration rights agreement, Paul Weiss, on behalf of their clients, amended the registration terms, penalty interest provision, performance standards. In the description of notes, Paul Weiss, on behalf of their clients, amended ranking/security, conversion, covenants, redemption, change of control,

Date	Activity

events of default, amendments and definitions.

8:45 AM ET: E-mail from Moelis to representatives of Holder G regarding process and confirming that Holder G is in contact with Paul Weiss about documentation.

10:41 AM ET: E-mail from Moelis to representatives of Holder A and Holder B stating that representatives of Moelis spoke with representatives of Holder D this morning.

10:52 AM ET: E-mail from Moelis to representatives of Holder A and Holder B stating that representatives of Holder D discussed various possible terms.

10:53 AM ET: E-mail from Paul Weiss to representatives of Moelis and their clients, stating that Paul Weiss had discussed the Intercreditor Agreement and would be providing comments on behalf of their clients.

1:09 PM ET: E-mail from Holder B to representatives of Moelis confirming Holder B’s ownership of $24,706,000 of 5.25% Notes.

2:02 PM ET: Paul Weiss circulated comments to the proposed terms to representatives of Fried Frank. Paul Weiss sought, on behalf of their clients, to clarify the sinking fund mechanics, stated that minimum participation threshold would be required by the 5.25% Noteholders and stated that closing could only be on May 7, 2009.

3:32 PM ET: Paul Weiss circulated comments on the Intercreditor Agreement to representatives of Moelis, Fried Frank, Sonic and their clients. Paul Weiss sought, on behalf of their clients, to add defined terms, define lien structure, add rights for unsecured creditors, release second priority liens under certain circumstances, give second lien creditors stated rights and define bankruptcy proceedings effects.

4:00 PM ET: Conference call between representatives of Fried Frank, Paul Weiss regarding the Description of Notes.

5:20 PM ET: E-mail from Moelis to representatives of Paul Weiss, Holder A and Holder B confirming that Holder I owns $950,000 of 5.25% Notes and is generally supportive of the present terms but has internal policy restrictions.

5:45 PM ET: Conference call between representatives of Moelis and Bank of America regarding the Intercreditor Agreement.

Date	Activity

5:56 PM ET: E-mail from Moelis to representatives of Holder A and Holder B regarding comments to the Intercreditor Agreement and stating that representatives of Bank of America would consider standstill and propose alternative senior debt cap provisions.

7:57 PM ET: E-mail from Holder D to representatives of Moelis with a counterproposal transaction, including new terms for the consideration, put right, coupon, conversion price adjustment, call price, conversion rights.

8:00 PM ET: Conference call between representatives of Paul Weiss and Holder M regarding proposed conversion terms among other things.

8:45 PM ET: Conference call between representatives of Moelis and Holder M regarding proposed conversion terms among other things.

9:23 PM ET: E-mail from Moelis to representatives of Holder A and Holder B regarding proposed terms by Holder D.

10:11 PM ET: E-mail from Holder G to representatives of Moelis confirming Holder G’s receipt of draft documents.

10:38 PM ET: E-mail from Holder A to representatives of Moelis and Holder B regarding Holder D’s proposed terms and the possibility of including an equity component as part of the consideration.

11:15 PM ET: Fried Frank circulated revised Subscription Agreement to representatives of Paul Weiss, Holder A, Holder B, Sonic, Moelis. Fried Frank sought minor technical changes only.

11:23 PM ET: E-mail from Moelis to representatives of Holder A and Holder B regarding Holder D’s proposed terms, new potential investors.

11:43 PM ET: E-mail from Holder A to representatives of Moelis and Holder B regarding the proposal to include an equity component.

Wednesday, April 29, 2009

Discussions among representatives of Moelis and representatives of Holder G and Holder L regarding new option to receive common stock in lieu of a portion of new notes.

7:17 AM ET: E-mail from Holder B to representatives of Moelis and Holder A, regarding alternatives for 5.25% Noteholders and Sonic.

8:30 AM ET: Conference call among representatives of Holder A, Holder B, Moelis, Bank of America regarding the Intercreditor Agreement.

Date	Activity

8:47 AM ET: Moelis circulated revised spreadsheet to representatives of Holder A and Holder B regarding 5.25% Noteholders.

8:48 AM ET: Conference call between representatives of Moelis and Holder B regarding Intercreditor Agreement among other things.

9:28 AM ET: E-mail from Bank of America to representatives of Holder A and Holder B indicating Bank of America is proposing revisions to the Intercreditor Agreement.

9:51 AM ET: E-mail from Holder A to representatives of Sonic, Moelis, Paul Weiss, Holder B seeking to discuss carve-outs and collateral held by the banks (first and second liens).

11:12 AM ET: Holder A circulated comments on revised Intercreditor Agreement to Sonic, Fried Frank, Paul Weiss, McGuireWoods, Holder B concerning distribution between first and second liens.

1:55 PM ET: Conference call among representatives of Holder A, Holder B, Moelis regarding status of the transaction among other things.

2:36 PM ET: Fried Frank circulated revised Description of Notes to representatives of Paul Weiss, Sonic and Moelis seeking, on behalf of Sonic, to change definitions, provide a carveout to address the credit facility, clarify interest payment provisions, revise language to the security section, insert references to the Intercreditor Agreement, revise covenants and events of default.

3:00 PM ET: Conference call among representatives of Paul Weiss, Holder A and Holder B regarding the Intercreditor Agreement among other things.

4:27 PM ET: E-mail from Moelis to representatives of Holder A and Holder B regarding calculation of value of shares in the Exchange Transaction based on stock price.

4:32 PM ET: E-mail from Moelis to representatives of Holder A and Holder B regarding the exchange consideration and possible alternatives to maturity payment.

4:49 PM ET: E-mail from Holder A to representatives of Moelis agreeing to calculation of stock price for the shares.

5:21 PM ET: E-mail from Moelis to representatives of Holder G seeking

Date	Activity

to discuss modification of deal terms.

5:34 PM ET: E-mail from Paul Weiss to representatives of Fried Frank, Moelis, Sonic and their clients, proposing a time to discuss the revised Description of Notes.

6:10 PM ET: Paul Weiss circulated mark-up of the Subscription Agreement to representatives of Sonic, Moelis, Fried Frank and their clients, proposing, on behalf of their clients, revisions to names of defined terms, inserting references to subscription agreement, expanding the release to any claims or breach, comment to discuss Exchange Transaction mechanics, inserting material standard for defaults.

6:48 PM ET: E-mail from Moelis to representatives of Paul Weiss containing contact information for all 5.25% Noteholders that expressed interest in a transaction: Holder C, Holder G, Holder L, Holder M, Holder I, Holder K.

6:50 PM ET: E-mail from Holder A to representatives of Moelis and Holder B regarding exchange date, announcement date of transaction and calculation of the stock price.

6:57 PM ET: E-mail from Holder B to representatives of Holder A and Moelis regarding exchange date, announcement date of transaction and calculation of stock price.

7:04 PM ET: E-mail from Moelis to representatives of Holder A and Holder B regarding new option for holders to receive new notes or new notes plus pro rata amount of shares of common stock.

7:05 PM ET: E-mail from Moelis to representatives of Paul Weiss requesting that Paul Weiss collect signature pages from investors on Friday (May 1, 2009) to hold in escrow.

7:14 PM ET: E-mail from Holder A to representatives of Moelis and Holder B regarding discussions on the Intercreditor Agreement stating that a standstill is being added to coincide with the put right.

7:32 PM ET: E-mail from Moelis to representatives of Holder A and Holder B regarding option for investors to take stock, need for additional funds.

7:36 PM ET: E-mail from Moelis to representatives of Paul Weiss providing contact information for representatives of Holder C and Holder G.

Date	Activity

7:36 PM ET: Fried Frank circulated revised Description of Notes to representatives of Paul Weiss, Sonic, Moelis. Fried Frank sought, on behalf of Sonic, to change definitions, lien subordination, amendments/modification section, conversion rights and covenants.

8:02 PM ET: Fried Frank circulated Schedules to the Security Agreement, Securities Pledge Agreement and Security Agreement (Escrowed Equity).

8:17 PM ET: Paul Weiss circulated current drafts of Description of Notes, Intercreditor Agreement, Subscription Agreement to representatives of Holder C, Holder G, Holder I, Holder K, Holder L, Holder M and Moelis.

8:59 PM ET: E-mail from Holder A to representatives of Moelis and Holder B regarding the exchange consideration and possible alternative to maturity payment.

9:15 PM ET: E-mail from Holder B to representatives of Moelis and Holder A regarding the exchange consideration and possible alternative to maturity payment.

10:45 PM ET: E-mail from Holder A to representatives of Paul Weiss, Fried Frank, Moelis, Sonic, Holder B, regarding the Intercreditor Agreement.

Thursday, April 30, 2009

Delivery of executed confidentiality agreement from Holder F.

9:42 AM ET: Fried Frank circulated revised Subscription Agreement to representatives of Paul Weiss, Holder A, Holder B, Sonic, Moelis reflecting Paul Weiss’s comments.

9:45 AM ET: Conference call among representatives of Sonic, Fried Frank, Paul Weiss.

9:59 AM ET: Fried Frank circulated revised terms to representatives of Paul Weiss, Sonic, Moelis. This draft accepted changes agreed to in 4/28/09 draft.

10:51 AM ET: Paul Weiss circulated the current terms of the transaction to representatives of Fried Frank.

1:00 PM ET: Conference call among representatives of Sonic, Moelis, Fried Frank, Paul Weiss regarding draft Description of Notes.

1:17 PM ET: Moelis circulated terms of the transaction to representatives

Date	Activity

of Holder G, containing new proposal to give investors an option to receive common stock in lieu of a portion of the new notes.

1:17 PM ET: Moelis circulated terms of the transaction to representatives of Holder L, containing new proposal to give investors an option to receive common stock in lieu of a portion of the new notes.

2:44 PM ET: E-mail from Moelis to representatives of Holder L, with revised terms that included the new common stock concept discussed on April 29, 2009.

2:44 PM ET: E-mail from Moelis to representatives of Holder G, with revised terms that included the new common stock concept discussed on April 29, 2009.

3:04 PM ET: E-mail from Holder G to representatives of Moelis, regarding consideration option to receive common stock and discussing signature pages.

3:29 PM ET: E-mail from Moelis to representatives of Holder G, seeking confirmation that Holder G owned $1.0 million of the 5.25% Notes.

3:36 PM ET: E-mail from Holder G to Moelis, confirming that Holder G owned $1.0 million of the 5.25% Notes.

4:41 PM ET: Fried Frank circulated revised Subscription Agreement to representatives of Paul Weiss, Holder A, Holder B, Sonic, Moelis. Fried Frank sought, on behalf of Sonic, to alter definitions, change subscription terms, modify conditions precedent, change certain representations and warranties.

5:40 PM ET: Paul Weiss circulated comments to the Description of Notes to representatives of Sonic, Moelis, Fried Frank and their clients. Paul Weiss, on behalf of their clients, sought to adjust conversion rights (including conversion formula), ranking of notes, covenants, definitions.

5:57 PM ET: Paul Weiss circulated comments to the Security Agreement and the Security Pledge Agreement to representatives of Sonic, Moelis, Fried Frank and their clients. Paul Weiss, on behalf of their clients, sought to include payment receipt language, inspection by collateral agent provisions, equipment and vehicle as collateral language, default provisions; remove duplicative language, make minor procedural edits, return dividend and voting right provisions, and reflect New York in choice of law clause.

Date	Activity

7:45 PM ET: Paul Weiss circulated clean versions of the latest drafts of the revised Intercreditor Agreement, Subscription Agreement, Registration Rights Agreement and terms of the transaction to representatives of Holder C, Holder G, Holder I, Holder K, Holder L and Holder M.

11:50 PM ET: Paul Weiss circulated comments to the revised Subscription Agreement to representatives of Sonic, Moelis, Fried Frank and their clients, requesting changes to the definitions.

Friday, May 1, 2009

Conversations among representatives of Sonic, Holder A, Holder B and Moelis.

1:00 AM ET: Paul Weiss circulated comments to the Description of Notes to representatives of Sonic, Moelis, Fried Frank and their clients.

4:11 AM ET: Fried Frank circulated updated steps memorandum to representatives of Paul Weiss and Sonic to update descriptions of various actions taken to amend several agreements and resolve timing issues of closing.

4:33 AM ET: Fried Frank circulated revised Description of Notes to representatives of Paul Weiss, Sonic, Moelis reflecting Paul Weiss’s comments.

7:54 AM ET: Paul Weiss circulated comments to the Intercreditor Agreement to representatives of Sonic, Moelis and their clients. Paul Weiss sought, on behalf of their clients, to add and modify definitions, adjust lien subordination principles, alter creditor rights and make amendments.

11:00 AM ET: E-mail from Holder C to representative of Moelis seeking documentation.

11:29 AM ET: Paul Weiss circulated signature pages to the Subscription Agreement and Registration Rights Agreement to representatives of Holder L.

11:35 AM ET: E-mail from Holder A to representative of Moelis regarding sinking fund mechanism for asset sale proceeds.

11:37 AM ET: E-mail from Moelis to representative of Holder A discussing details of the sinking fund for asset sale proceeds.

11:40 AM ET: E-mail from Holder A to representative of Moelis discussing details of the sinking fund for asset sale proceeds.

Date	Activity

11:47 AM ET: Paul Weiss circulated comments to the Description of Notes to representatives of Fried Frank. Paul Weiss indicated their clients would accept a specified dollar cap for the sinking fund for asset sale proceeds.

12:03 PM ET: Paul Weiss circulated signature pages to the Subscription Agreement and Registration Rights Agreement to representatives of Holder L, and included request for settlement information.

12:32 PM ET: Fried Frank distributed a draft Registration Rights Agreement to representatives of Paul Weiss, Sonic, Holder A and Holder B.

12:34 PM ET: E-mail from Holder A to representatives of Paul Weiss, Moelis, Holder B, discussing the details of the date the documents will be signed, the possible press release and the terms of consideration.

12:35 PM ET: E-mail from Holder A to representatives of Paul Weiss, Moelis, Holder B, discussing the terms of consideration.

1:28 PM ET: Paul Weiss circulates comments to the Description of Notes to representatives of Fried Frank, Sonic, Moelis and their clients, making revisions to the Security and definition provisions on behalf of their clients.

2:00 PM ET: Conference call among representatives of Sonic, Moelis, Fried Frank, Paul Weiss regarding draft Description of Notes.

2:03 PM ET: Paul Weiss circulated Signature Pages to the Subscription Agreement and Registration Rights Agreement to Holder C.

2:16 PM ET: Paul Weiss circulated Signature Pages to the Subscription Agreement and Registration Rights Agreement to Holder G.

2:26 PM ET: E-mail from Moelis to representatives of Holder A, Holder B, Paul Weiss, discussing the terms of consideration.

2:34 PM ET Fried Frank distributed drafts of the Security Agreement and the Securities Pledge Agreement reflecting Paul Weiss’s comments to representatives of Sonic, McGuireWoods, Paul Weiss.

2:38 PM ET: E-mail from Holder A to representatives of Holder B, Moelis, Paul Weiss, discussing the terms of consideration.

Date	Activity

3:52 PM ET: Discussion between Holder F and representative of Sonic regarding the transaction. Fried Frank sent a FedEx package of documentation to Holder F.

4:20 PM ET: E-mail from Paul Weiss to representatives of Holder A, Holder B, Holder C, Holder G, Holder I, Holder K, Holder L, Holder M, Moelis, Fried Frank regarding Subscription Agreement and settlement.

4:29 PM ET: E-mail from Moelis to representatives of Paul Weiss and Fried Frank requesting that Paul Weiss send the signature pages and closing instructions to a representative of Holder M.

4:42 PM ET: E-mail from Paul Weiss to representatives of Sonic, Moelis, Fried Frank and their clients, including the new language for a change in the definition of “Inventory Facilities” in the Description of Notes on behalf of their clients.

4:45 PM ET: Moelis circulated revised language for Subscription Agreement to representatives of Holder A, Holder B, Paul Weiss, Sonic, Fried Frank regarding the five-day formulation to determine the stock price for valuation of each holders’ share of common stock distributed at closing.

4:45 PM ET: Conference call among representatives of Sonic, Moelis, Fried Frank, Paul Weiss regarding draft Description of Notes.

4:48 PM ET: Fried Frank circulated revised Subscription Agreement to representatives of Paul Weiss, Holder A, Holder B, Sonic, Moelis revising definition of “Calculation Ratio,” revising Trustee’s delivery mechanic for 5.25% Notes and adding new Sonic signatories.

5:02 PM ET: Paul Weiss circulated signature pages to the Subscription Agreement and Registration Rights Agreement to Holder M.

6:00 PM ET: Conference call among representatives of Holder C, Moelis, Fried Frank regarding subscription terms, process and documentation among other things.

6:02 PM ET: E-mail from Moelis to representatives of Paul Weiss, Fried Frank, confirming that Holder K expressed interest in participating in the Exchange Transaction.

6:18 PM ET: Paul Weiss circulated signature pages to the Subscription Agreement and Registration Rights Agreement to Holder K for execution.

Date	Activity

6:27 PM ET: E-mail from Moelis to representatives at Holder B, Holder A, discussing settlement and subscription terms.

7:11 PM ET: Fried Frank circulated revisions to the Security Documents to representatives of Paul Weiss, Sonic. Fried Frank circulated comments sought by the Trustee to revise the governing law provisions and to limit the duties and liability of the Collateral Agent.

7:27 PM ET: Fried Frank circulated draft legal opinion to representatives of Paul Weiss.

7:52 PM ET: E-mail from Moelis to representatives of Holder A and Holder B discussing Floorplan Facilities.

9:08 PM ET: E-mail from Holder B to representatives of Moelis and Holder A discussing relative priority of Floorplan Facilities.

9:27 PM ET: E-mail from Holder A to representatives of Holder B and Moelis, noting that Holder A is indifferent on Floorplan Facilities.

10:11 PM ET: Fried Frank circulated terms, Description of Notes, Subscription Agreement, Registration Rights Agreements to Holder F.

11:05 PM ET: Paul Weiss circulated comments to the Description of Notes to representatives of Sonic, Moelis, Fried Frank and their clients. Paul Weiss sought, on behalf of their clients, to conform Permitted Liens by reference to the Security Documents, revise the ranking section, revise the conversion provisions, and changes to definitions section.

11:08 PM ET: Paul Weiss circulated a revised Registration Rights Agreement to representatives of Sonic, Moelis, Fried Frank and their clients, including comments on the shelf registration provision, representations and warranties and covenants.

11:11 PM ET: Paul Weiss circulated comments on Security Documents to representatives of Sonic and Fried Frank. Paul Weiss sought, on behalf of their clients, to reference defined terms and provisions from the Indenture, reference control agreements, insert Bank of America as bailee and agent of the Collateral Agreement, insert provisions relating to default and insert provisions related to inventory and equipment restrictions in the Security Agreement. Paul Weiss sought, on behalf of their clients, to insert provisions relating to default in the Security Pledge Agreement.

11:24 PM ET: Paul Weiss circulated signature pages to Subscription

Date	Activity
Agreement and Registration Rights Agreement to representatives of Holder I.
Saturday, May 2, 2009

12:31 AM ET: Paul Weiss circulated comments to the revised Subscription Agreement to representatives of Fried Frank, adding the five-day formulation to determine the stock price for valuation of each holders’ share of common stock distributed at closing, limiting release of liability and revising language regarding DTC’s DWAC mechanism.

2:46 AM ET: Fried Frank circulated a revised Description of Notes to representatives of Holder A, Holder B, Paul Weiss, Sonic, Moelis incorporating revisions to date and sale price of Class A common stock, ranking of notes/security section, conforming definition of Excluded Property to Security Documents, changing indebtedness basket, adding defined term for “Intercreditor Agreement,” “Pledge Agreement,” “Security Agreement.”

11:58 AM ET: Paul Weiss circulated comments to the Security Agreement (Escrowed Equity) to representatives of Sonic and Fried Frank proposing cross-references to the Escrow Agreement, covenants for the Escrow Agent to govern escrow as provided in existing agreement, Escrow Agent resignation provisions, provisions relating to delivery of disposition proceeds and distributions.

2:30 PM ET: Conference call among representatives of Paul Weiss and Fried Frank regarding Security Documents.

4:00 PM ET: Conference call among representatives of Sonic, Moelis, Fried Frank, Paul Weiss regarding draft Description of Notes.

9:15 PM ET: Conference call among representatives of Paul Weiss and Fried Frank regarding the Fried Frank legal opinion.

10:29 PM ET: Fried Frank circulated revised Security Documents to representatives of Paul Weiss and Sonic incorporating changes to representations and warranties, assignment and grant of security, covenants including Grantor’s best efforts standard and Fried Frank proposed language for release of liens, collateral agent provision, survival of representations and warranties clause in the Security Agreement (Escrowed Equity). The revised draft of the Security Agreement incorporated changes to definitions, second priority nature of liens, and Fried Frank sought to include a limitation on duty in respect of collateral and special provisions relating to the Collateral Agent as well as modify the release of liens provision. The revised draft of the Security Pledge Agreement incorporated by reference the Collateral Agent’s rights and

Date	Activity
protections under the Security Agreement, and modified the release of liens provision.
Sunday, May 3, 2009

Conversations between representatives of Moelis, Holder A and Holder B discussing Subscription Agreement, among other things.

12:20 AM ET: Fried Frank circulated revised Registration Rights Agreements for debt and equity to representatives of Holder A, Holder B, Paul Weiss, Moelis and Sonic incorporating revisions to additional interest payment, deadline for filing a shelf registration statement in the Debt Registration Rights Agreement. The revised draft of the Equity Registration Rights Agreement incorporated a defined term for “Indenture” and revised the deadline for filing a shelf registration statement.

12:40 AM ET: Fried Frank circulated a revised Fried Frank legal opinion to representatives of Paul Weiss, Sonic.

12:44 AM ET: Fried Frank circulated revised Subscription Agreement to representatives of Paul Weiss, Holder A, Holder B, Sonic, Moelis incorporating comments to modify date for calculating Class A common stock share price, change the DTC DWAC process, insert provision regarding legal opinions from local counsel, add payment of fees and expenses as closing condition.

5:27 AM ET: Fried Frank circulated revised Description of Notes to representatives of Holder A, Holder B, Paul Weiss, Sonic, Moelis incorporating revisions to ranking/security and events of default sections, inserting a provision that requires 75% of the holders of notes to consent to release in whole the Second Priority Liens and Guarantees, inserting a provision that allows Sonic and each Guarantor to decrease the conversion price or make the notes able to be held in global form without consent of any holder of notes, cleaning-up definitions and adding “Significant Group of Subsidiaries” and “UCC” definitions.

10:07 AM ET: E-mail from Paul Weiss to representatives of Fried Frank, Sonic, Moelis, regarding revisions to the Subscription Agreement.

10:49 AM ET: E-mail from Paul Weiss to representatives of Fried Frank, Sonic, Moelis, regarding revisions to the Subscription Agreement.

11:11 AM ET: Fried Frank circulated revised Subscription Agreement to representatives of Paul Weiss, Holder A, Holder B, Sonic, Moelis, incorporating change to closing conditions and covenants.

11:46 AM ET: Paul Weiss circulated comments to the Subscription

Date	Activity

Agreement to representatives of Fried Frank, Sonic, Moelis, making revisions to the subscription terms and conditions precedent.

11:47 AM ET: Paul Weiss circulated comments to the revised Subscription Agreement to representatives of Sonic, Moelis, Fried Frank and their clients revising the provision on legal opinions of local counsel.

12:00 PM ET: Conference call between representatives from Fried Frank and Paul Weiss to discuss collateral documents.

12:10 PM ET: Paul Weiss circulated comments to the Registration Rights Agreements to representatives of Moelis, Sonic, Fried Frank and their clients proposing, on behalf of their clients, conversion carve-outs for both Registration Rights Agreements, clean-up edit in shelf registration section of Equity Registration Rights Agreement.

12:10 PM ET: Paul Weiss circulated to representatives of Fried Frank, Sonic, Moelis and their clients the conversion carve-out for the both Registration Rights Agreements.

12:32 PM ET: E-mail from Moelis to representative of Holder C, regarding subscription terms.

12:37 PM ET: E-mail from Holder C to representative of Moelis, regarding subscription terms and settlement.

12:42 PM ET: E-mail from Holder C to representative of Moelis, regarding subscription terms and settlement

1:03 PM ET: Fried Frank circulated revised Description of Notes to representatives of Holder A, Holder B, Paul Weiss, Sonic, Moelis, incorporating clean-up to the ranking/security section, cross-reference in covenants to the conversion rights section, tax revisions, revisions to sale or disposition of new notes.

1:13 PM ET: Fried Frank circulated UCC financing statements for four of Sonic’s Delaware companies along with a description of the collateral to representatives of Moelis, Sonic, Paul Weiss.

1:45 PM ET: E-mail from Sonic to representatives of Moelis, Fried Frank indicating that Holder F expressed interest in participating in the Exchange Transaction for $300,000 aggregate principal amount of 5.25% Notes.

2:18 PM ET: Fried Frank circulated revised Subscription Agreement to

Date	Activity

representatives of Paul Weiss, Holder A, Holder B, Sonic, Moelis proposing language regarding subscription terms and settlement.

2:26 PM ET: E-mail from Sonic to representatives of Moelis and Fried Frank confirming that Holder F received the full set of Exchange Transaction documents and was requested to send signature pages to Sonic and his broker.

2:32 PM ET: E-mail from Paul Weiss to representatives of Fried Frank, Moelis, Sonic agreeing to new language in revised Subscription Agreement regarding Noteholders.

3:12 PM ET: Paul Weiss circulated comments to the Security Documents to representatives of Moelis, Sonic, Fried Frank proposing, on behalf of their clients, provisions referencing the Control Agreements, provisions relating to the necessary actions to perfect the security interest and provisions related to the Collateral Agent’s responsibility under the release of liens in the Security Agreement. Paul Weiss sought, on behalf of their clients, to include provisions relating to an event of default, provisions related to the Collateral Agent’s responsibility under the release of liens and to modify the termination clause in the Securities Pledge Agreement. Paul Weiss sought, on behalf of their clients, to include a provision referencing the First Lien Escrow and Security Agreement and obligations thereunder in the Security Agreement (Escrowed Equity).

3:29 PM ET: Fried Frank circulated revised Registration Rights Agreements to representatives of Holder A, Holder B, Paul Weiss, Sonic and Moelis incorporating conversion carve-outs in the both Registration Rights Agreements, inserting a defined term in the Equity Registration Rights Agreement.

4:19 PM ET: E-mail from Paul Weiss to representatives of Fried Frank agreeing to changes in the circulated Subscription Agreement and the Registration Rights Agreements.

4:43 PM ET: Conference call between Moelis and Holder B to discuss the Subscription Agreement.

5:15 PM ET: Conference call among representatives of Holder C, Moelis, Fried Frank regarding subscription terms, process and documentation among other things.

6:27 PM ET: E-mail from Moelis to representatives of Fried Frank indicating that Holder C expressed interest in participating in the

Date	Activity

Exchange Transaction.

7:47 PM ET: E-mail from Fried Frank to representatives of Paul Weiss regarding proposal for two series of notes.

7:50 PM ET: E-mail from Paul Weiss to representatives of Fried Frank indicating that Holder A and Holder B agreed to the proposal for two series of notes.

7:51 PM ET: Fried Frank circulated revised Security Documents to representatives of Paul Weiss, Moelis, Sonic, incorporating revisions to include subsidiaries of Sonic as a party to the agreements, revise release of liens provision, delete schedules from drafts. Fried Frank revised the Security Agreement to insert language regarding Excluded Property, modify language regarding UCC financing statements.

8:22 PM ET: McGuireWoods circulated revised Intercreditor Agreement to representatives of Fried Frank, Paul Weiss, Moelis, Sonic, Holder A, Holder B, incorporating revisions to the lien subordination collateral provisions subordinating the Second Lien Creditors’ claims for administrative priority under the Bankruptcy Code to any administrative priority claims of any First Lien Creditors.

8:30 PM ET: E-mail from Moelis to representatives of Holder A and Holder B discussing alternative mechanics for issuance.

9:11 PM ET: E-mail from Moelis to representative of Holder A discussing status of the transaction.

9:14 PM ET: E-mail from Holder A to representative of Moelis discussing status of the transaction.

11:46 PM ET: E-mail from Paul Weiss to representatives of Fried Frank, Moelis confirming that the general restricted payments basket is not available during an event of default. Paul Weiss also requested, on behalf of their clients, an affirmative covenant that the amount in the deposit accounts will not exceed a specified dollar cap.

11:47 PM ET: E-mail from Paul Weiss to representatives of Fried Frank, Sonic, Moelis, proposing, on behalf of their clients, revisions to Description of Notes to make general restricted payments basket unavailable in an event of default and proposing to add an affirmative covenant to Indenture to limit deposit accounts to a specified dollar amount.

Date	Activity

11:51 PM ET: Paul Weiss circulated comments to the Description of Notes to representatives of Sonic, Moelis, Fried Frank and their clients, revising ranking/security section and revising Excluded Property to provide that once property ceases to be excluded it becomes Collateral.

11:54 PM ET: E-mail from Paul Weiss to representatives of Sonic, Fried Frank, Moelis, discussing the confidentiality arrangements.

Monday, May 4, 2009

12:01 AM ET: Fried Frank circulated revised Security Documents to representatives of Paul Weiss, Moelis, Sonic, revising termination provision, revising language relating to release of security interest and in Security Agreement only, revising provision defining Excluded Property.

12:02 AM ET: E-mail from Fried Frank to representatives of Paul Weiss, Sonic, Moelis, agreeing to include clarifying language that the general restricted payments basket is not available in an event of default, seeking confirmation to revise the deposit account limit in the Indenture to a specified dollar amount.

12:04 AM ET: E-mail from Paul Weiss to representatives of Fried Frank, Sonic, Moelis, agreeing to clarifying language to make general restricted payments basket unavailable in an event of default and confirming that the proposed affirmative covenant to Indenture to limit deposit accounts to the specified dollar cap was already agreed to.

12:18 AM ET: E-mail from Paul Weiss to representatives of Sonic, Fried Frank, Moelis discussing the Description of Notes.

12:59 AM ET: Paul Weiss circulated Description of Notes, Subscription Agreement, Registration Rights Agreement, Intercreditor Agreement, Security Documents, to representatives of Holder A, Holder B, Holder G, Holder I, Holder K, Holder L, Holder M, Moelis, Fried Frank.

1:11 AM ET: Paul Weiss circulated Description of Notes, Subscription Agreement, Registration Rights Agreement, Intercreditor Agreement, Security Documents, to representatives of Holder C, Moelis, Fried Frank.

1:14 AM ET: E-mail from Moelis to representatives of Holder C and Fried Frank, regarding closing procedures.

1:15 AM ET: Moelis circulated Description of Notes, Subscription Agreement, Registration Rights Agreement, Intercreditor Agreement, Security Documents to representatives of Holder C.

1:25 AM ET: E-mail from Paul Weiss to representatives of Fried Frank stating they agree to clarifying language that Indenture provisions govern

Date	Activity

6.00% Notes once Indenture is executed.

1:37 AM ET: Paul Weiss circulated comments to the Indenture to representatives of Sonic, Fried Frank, Moelis and their clients. The comments include changes to the definitions, covenants, provisions regarding security form, securities, supplemental indentures.

5:13 AM ET: Fried Frank circulated revised Subscription Agreement, Registration Rights Agreement to representatives of Paul Weiss, Holder A, Holder B, Sonic, Moelis.

7:36 AM ET: E-mail from Paul Weiss to representatives of Sonic, Fried Frank, Moelis regarding the representations of the 5.25% Noteholders in the Subscription Agreement.

9:15 AM ET: E-mail from Paul Weiss to representatives of Fried Frank regarding subscription terms.

9:16 AM ET: E-mail from Fried Frank to representatives of Paul Weiss, Sonic, Moelis, regarding subscription terms.

10:47 AM ET: Fried Frank circulated revised Indenture to representatives of Holder A, Holder B, Paul Weiss, Sonic, Moelis, containing revised mechanical provisions to issue notes.

11:48 AM ET: E-mail from Holder K to representative of Moelis asking for delivery instructions for the 5.25% Notes.

12:04 PM ET: E-mail from Holder C to representatives of Moelis, Fried Frank, stating that their legal and operational teams were reviewing the revised terms.

12:23 PM ET: E-mail from Paul Weiss to representatives of Holder K, Fried Frank, clarifying that the 5.25% Notes would be removed from the DTC via a DWAC and would not need to be physically delivered.

12:30 PM ET: Conference call among representatives of Holder C, Moelis, Fried Frank regarding deliverables.

1:01 PM ET: Paul Weiss circulated comments to the revised Subscription Agreement and Registration Rights Agreement to representatives of Sonic, Moelis, Fried Frank and their clients.

1:45 PM ET: Conference call among representatives of Sonic, Moelis, Fried Frank, Paul Weiss, regarding draft Description of Notes.

Date	Activity

2:14 PM ET: Fried Frank circulated revised Subscription Agreement and Registration Rights Agreement to representatives of Paul Weiss, Holder A, Holder B, Sonic, Moelis, reflecting Paul Weiss’s comments.

3:06 PM ET: E-mail from Paul Weiss to representatives of Holder A, Holder B, Holder C, Holder F, Holder G, Holder I, Holder K, Holder L, Holder M, Moelis, Fried Frank, attaching the Subscription Agreement, Registration Rights Agreements, Description of Notes, Intercreditor Agreement, and Security Agreements and confirming the release of signature pages.

4:39 PM ET: E-mail from Holder C to representatives of Moelis, Fried Frank, attaching their signatures for the proposed Exchange Transaction.

5:04 PM ET: Fried Frank circulated revised Description of Notes to representatives of Paul Weiss, Sonic, Moelis, adding in language related to the Registration Rights Agreement and Securing Guarantors.

5:25 PM ET: Fried Frank circulated revised Description of Notes to representatives of Paul Weiss, Sonic, Moelis, including the concept of a Deposit Amount Cap.

6:00 PM ET: Conference call among representatives of Sonic, Moelis, Fried Frank, Paul Weiss regarding Description of Notes.

6:16 PM ET: Paul Weiss circulated comments to the Description of Notes to representatives of Fried Frank, seeking, on behalf of their clients, an affirmative covenant to join new guarantors, comments relating to the second lien, limitation on carve outs for covenants for certain classes of guarantors, amending the modification section, amending restricted payment basket.

6:17 PM ET: McGuireWoods circulated comments to the Intercreditor Agreement to representatives of Fried Frank, Paul Weiss, Sonic, Holder A, Holder B to include a dollar amount of 5.25% Notes in the recital.

6:25 PM ET: E-mail from Paul Weiss to representatives of Fried Frank, Sonic, noting that some of the comments to the Description of Notes were based on prior discussions that may have been incorporated in an earlier draft.

6:30 PM ET: E-mail from Fried Frank to representatives of Paul Weiss, Sonic, regarding comments to the Description of Notes.

Date	Activity

6:33 PM ET: Paul Weiss circulated language for the Description of Notes to representatives of Fried Frank.

6:35 PM ET: Paul Weiss circulated to Fried Frank new proposed language for the Description of Notes, including a request to change modification of Indenture regarding compliance with the Intercreditor Agreement.

7:18 PM ET: E-mail from Holder C to representatives of Fried Frank, Moelis, Paul Weiss, noting that Holder C had decided to release signature pages and that all other deliverables would be made available on May 5, 2009.

7:53 PM ET: Fried Frank circulated revised Description of Notes to representatives of Holder A, Holder B, Paul Weiss, Sonic, Moelis, reflecting revised form of notes language and conforming to changes made to the Indenture.

7:58 PM ET: E-mail from Paul Weiss to Fried Frank, Sonic, Moelis and their clients, regarding the changes to the Description of Notes.

7:59 PM ET: Fried Frank circulated changed pages of revised Description of Notes to representatives of Holder A, Holder B, Paul Weiss, Sonic, Moelis, reflecting revised form of notes language and conforming to changes made to the Indenture.

8:01 PM ET: E-mail from Fried Frank to representatives of Paul Weiss, clarifying that the revisions to the Description of Notes included the proposed changes sent by representatives of Paul Weiss to Fried Frank.

8:30 PM ET: Conference call among representatives of Sonic, Moelis, Fried Frank, Paul Weiss, regarding Description of Notes.

9:29 PM ET: Fried Frank circulated revised Description of Notes to representatives of Holder A, Holder B, Paul Weiss, Sonic, Moelis, incorporating certain of Paul Weiss’s comments.

10:01 PM ET: Paul Weiss circulated comments to the Description of Notes to representatives of Sonic, Moelis, Fried Frank and their clients, with proposed changes to the definitions, ranking, collateral and security section, provisions regarding supplemental indentures, amendments/modifications.

10:01 PM ET: Paul Weiss circulated comments to the Indenture to representatives of Fried Frank, Moelis, Sonic, Holder A, Holder B. The

Date	Activity

comments include changes to the definitions, supplemental indentures, covenants, ranking on liens, collateral and security.

10:07 PM ET: Fried Frank circulated revised Security Documents to representatives of Paul Weiss, Sonic, Moelis, revising the recitals, the termination provision and the joinder provision.

10:18 PM ET: Fried Frank circulated a revised version of the Fried Frank opinion to representatives of Paul Weiss, Sonic.

10:36 PM ET: Fried Frank circulated revised Description of Notes to representatives of Holder A, Holder B, Paul Weiss, Sonic and Moelis, revising definition of “Securing Guarantor”.

11:24 PM ET: Fried Frank circulated an initial draft of the Joinder Agreement for the Security Documents to representatives of Paul Weiss.

11:33 PM ET: Fried Frank circulated a revised Indenture to representatives of Holder A, Holder B, Paul Weiss, Sonic, Moelis, incorporating changes to the definition section, security forms, the principal amount of the securities, the supplemental indentures provisions, covenants and the collateral and security section.

11:40 PM ET: Paul Weiss circulated to representatives of Fried Frank, Sonic, Moelis and their clients, executed copies of signature pages.

11:51 PM ET: Fried Frank circulated to representatives of Holder A, Holder B, Holder G, Holder I, Holder K, Holder L, Holder M, Paul Weiss, Sonic, Moelis, executed Subscription Agreement and final Description of Notes.

11:55 PM ET: Fried Frank circulated Indenture with signature pages to representatives of Holder A, Holder B, Holder G, Holder I, Holder K, Holder L, Holder M, Paul Weiss, Sonic, Moelis, stating the signature pages will be held in escrow until the 6.00% Notes are issued on May 7, 2009.

11:56 PM ET: Fried Frank circulated to representatives of Holder A, Holder B, Holder G, Holder I, Holder K, Holder L, Holder M, Paul Weiss, Sonic, Moelis, Exhibit A to the Subscription Agreement (i.e., the Security Documents) along with signature pages to be held in escrow until the 6.00% Notes are issued on May 7, 2009.

11:59 PM ET: Fried Frank circulated to representatives of Holder A, Holder B, Holder G, Holder I, Holder K, Holder L, Holder M, Paul

Date	Activity
Weiss, Sonic, Moelis, the Registration Rights Agreements along with signature pages to be held in escrow until the 6.00% Notes are issued on May 7, 2009.
Tuesday May 5, 2009

12:31 AM ET: Paul Weiss circulated comments to the Joinder Agreement to representatives of Fried Frank, regarding cross-references to definitions in the Security Agreement.

12:39 AM ET: Fried Frank circulated a final draft of the Joinder Agreement to representatives of Paul Weiss, incorporating Paul Weiss’s comments.

10:54 AM ET: E-mail from Paul Weiss to Holder A, Holder B, Holder C, Holder F, Holder G, Holder I, Holder K, Holder L, Holder M, Moelis, Fried Frank, asking to have brokers utilize the DTC’s DWAC withdrawal process.

1:51 PM ET: Fried Frank circulated to representatives of Paul Weiss, UCC Financing Statements for the Company and Guarantors.

Wednesday May 6, 2009

1:41 PM ET: Fried Frank circulated draft closing documents to representatives of Paul Weiss.

5:28 PM ET: E-mail from Fried Frank to representatives at Paul Weiss, attaching all of the UCC-1s and the collateral description.

Thursday, May 7, 2009	12:49 PM ET: Fried Frank circulated to representatives of Paul Weiss, Moelis, Holder A, Holder B, Sonic, execution versions of the Indenture, Intercreditor Agreement, Security Documents and Registration Rights Agreements.